

Mail Stop 3561

May 23, 2017

Robert J. Adams
Chief Financial Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

Re: ALLETE, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 1-3548

Dear Mr. Adams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Steven W. Morris
Chief Accounting Officer